Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200

January 8, 2018

Clifford E. Neimeth

Shareholder

Phone: (212) 801-9383

E-mail: neimethc@gtlaw.com

VIA EDGAR

Ms. Tiffany Piland Posil

Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Exactech, Inc.

Schedule 13E-3

Filed December 4, 2017

File No. 005-50461

Preliminary Proxy Statement on Schedule 14A

Filed December 4, 2017

File No. 000-28240

Dear Ms. Piland Posil:

Exactech, Inc., a Florida corporation (the “Company”), is filing today with the Commission via EDGAR Amendment No. 1 (“Amendment No. 1 to the Proxy Statement”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (as initially filed with the Commission on December 4, 2017, the “Proxy Statement”) and Amendment No. 1 (“Amendment No. 1 to the 13E-3”) to the above-referenced Schedule 13E-3 (as initially filed with the Commission on December 4, 2017, the “Schedule 13E-3”).

On behalf of the Company, this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange, Office of Mergers and Acquisitions (the “SEC”) in respect of the Proxy Statement, as set forth in your letter dated December 31, 2017 (the “Comment Letter”), addressed to Dr. William Petty, Executive Chairman of the Company. In addition, we have made certain udpating, typographical and conforming changes. The responses set forth in this letter are set forth in the same order and are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, we have also included the text of the applicable comment in the Comment Letter in bold, and provided the Company’s response below each comment. Please note that all page references contained in our responses below are to the pages of Amendment No. 1 to the Proxy Statement in the form filed today with the Commission. In the responses below, references to “we”, “our” and “us” refer in each case to the Company.

U.S. Securities and Exchange Commission

January 8, 2018

Preliminary Proxy Statement on Schedule 14A

General

1.

We note disclosure in the notice of special meeting with respect to the vote required to approve an adjournment of the special meeting to solicit additional proxies if there are insufficient votes to approve the merger agreement. Please note that if the proxy holders intend to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement. Please advise us of your intent in this respect.

Company’s Response:

In response to the Staff’s comment, the Company has listed on pages 1, 2, 10, 58 and 60 of Amendment No. 1 to the Proxy Statement, and on the proxy card enclosed therein, a Company proposal to adjourn the special meeting, if necessary or appropriate for the solicitation of additional proxies in the event there are insufficient votes cast at the special meeting to approve the merger agreement and the merger.

Background of the Merger, page 19

2.

Please clarify what changed between June 2017 when the Company informed Party A it was not for sale and July 2017 when the Company’s senior management concluded that a potential transaction with TPG could be in the best interests of the Company’s shareholders.

Company’s Response:

In response to the Staff’s comment, the Company has made certain modifications to the disclosures appearing on pages 16, 17 and 19 of Amendment No. 1 to the Proxy Statement to make clear that no determination was made by the Board to enter into or commence negotiations of a definitive agreement providing for a sale or business combination transaction with TPG or any other party as of the dates referenced in the Staff’s comment and that no such determination was made with respect to TPG until September 27, 2017.

Opinion of Financial Advisor, page 41

3.

Please further describe the selection criteria used for the selected publicly traded companies and transactions. If any companies or transactions meeting the selection criteria were excluded from the analyses, please state the reasons for making such exclusions.

U.S. Securities and Exchange Commission

January 8, 2018

Company’s Response:

In response to the Staff’s comment, the Company has modified the disclosures appearing on pages 36 and 37 of Amendment No. 1 to the Proxy Statement to include additional detail surrounding the selection criteria used for the selected public traded companies and transactions. No companies or transactions meeting the selection criteria were excluded from the analyses.

4.

Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiple reference range disclosed. For example, disclose the firm value and EBITDA for each selected publicly traded company and the firm value and EBITDA for each target company in the selected transactions analysis.

Company’s Response:

In response to the Staff’s comment, the Company has listed on pages 36 and 37 of Amendment No. 1 to the Proxy Statement the ratio of firm value to EBITDA for (i) each selected publicly traded company and (ii) each target company in the selected transactions analysis.

5.

Please revise to disclose the data underlying the results described in the discounted cash flow analysis and to show how that information resulted in the reference range disclosed. For example, disclose the Company’s projected results that were used in conducting the discounted cash flow analysis, or a cross-reference to them.

Company’s Response:

In response to the Staff’s comment, the Company has modified the disclosure appearing on page 38 of Amendment No. 1 to the Proxy Statement to now cross-reference the section of Amendment No. 1 to the Proxy Statement containing the Company’s projections relating to the unlevered free cash flows which were used in the discounted cash flow analysis.

6.

Please provide a quantitative description of the “customary compensation” paid in the past two years or to be paid to J.P. Morgan or its affiliates by the Company or its affiliates, including TPG. Refer to Item 1015(b)(4) of Regulation M-A.

Company’s Response:

In response to the Staff’s comment, the Company has modified the disclosure appearing on page 39 of Amendment No. 1 to the Proxy Statement to now include a range of compensation expressed as a percentage multiple of the fees to be received by TPG from the Company upon consummation of the merger.

U.S. Securities and Exchange Commission

January 8, 2018

Position of the Rollover Investors as to Fairness of the Merger, page 47

7.

Disclosure indicates that “the transaction is structured so that approval of at least a majority of unaffiliated shareholders is required.” This appears to be inconsistent with disclosure elsewhere indicating that the only vote required to approve the merger is a majority of outstanding shares entitled to vote thereon. Please advise.

Company’s Response:

In response to the Staff’s comment, the Company has removed this disclosure.

If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (212) 801-9383.

Sincerely,

/s/ Clifford E. Neimeth

Clifford E. Neimeth

cc:	Board of Directors of Exactech, Inc.

Paul Scrivano/Jason Freedman
(Ropes & Gray)

Jaret Davis
(Greenberg Traurig)

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